
11007959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedule included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan is set forth in the financial statements filed as Exhibit 99.1.

3. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, dated June 24, 2011
99.1	Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan Financial Statements as of December 31, 2010 and 2009, and for the Years Then Ended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION 401(k) AND RETIREMENT CONTRIBUTION PLAN

Date: June 24, 2011

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm dated, June 24, 2011
99.1	Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan Financial Statements as of December 31, 2010 and 2009, and for the Years Then Ended

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-104099 and 333-155380 of Kimberly-Clark Corporation on Form S-8 of our report relating to the financial statements of Kimberly Clark-Corporation 401(k) and Retirement Contribution Plan (formerly, The Kimberly-Clark Corporation Incentive Investment Plan) dated June 24, 2011, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan for the year ended December 31, 2010.



Dallas, Texas
June 24, 2011

EXHIBIT 99.1

KIMBERLY-CLARK CORPORATION 401(k) & RETIREMENT CONTRIBUTION PLAN (FORMERLY, KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN)

Financial Statements
As of December 31, 2010 and 2009,
and for the Years Then Ended,
Supplemental Schedules
As of December 31, 2010, and for the Year Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION 401(k) & RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above are omitted because of the absence of the conditions under which they are required.



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan, (formerly, The Kimberly-Clark Corporation Incentive Investment Plan) (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic 2010 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2011

KIMBERLY-CLARK CORPORATION
401(k) & RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009
(Dollars in thousands)

	2010	2009
Assets		
Investments at Fair Value:		
Cash equivalents	$ 5,054	$ -
Kimberly-Clark Corporation stock fund	27,098	-
Collective funds	250,468	-
Self-Directed Brokerage Account	16,844	-
Investment in Kimberly-Clark Corporation Defined Contribution Plans Trust (including dividend receivable of $4,262)	-	2,217,330
Total Investments	299,464	2,217,330
Receivables:		
Dividends	365	-
Interest	19	-
Due from broker	258	-
Employee contributions	534	4,901
Employer matching contributions	168	1,607
Notes receivable from participants	6,275	18,931
Total Receivables	7,619	25,439
Total Assets	307,083	2,242,769
Liabilities		
Fees payable	201	-
Due to broker	66	-
Total Liabilities	267	-
Net Assets Available for Benefits, at fair value	306,816	2,242,769
Adjustment from fair value to contract value for benefit-responsive investment contracts	(836)	5,538
Net Assets Available for Benefits	$ 305,980	$2,248,307

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
401(k) & RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Dollars in thousands)

	2010	2009
Additions to Net Assets Available for Benefits		
Investment income:		
Net appreciation in fair value of investments	$ 23,869	$ -
Dividends - Kimberly-Clark Corporation stock	1,639	-
Dividends - stock in SDBA	260	-
Interest	2	-
Net increase in Plan assets from Kimberly-Clark Corporation Defined Contribution Plans Trust	-	287,454
Net investment income	25,770	287,454
Contributions:		
Employee contributions	17,491	87,292
Employer matching contributions	4,862	28,004
Employer contribution	4,368	-
Forfeitures used to reduce employer contributions	(84)	(691)
Total contributions	26,637	114,605
Interest on notes receivable from participants	246	959
Total Additions	52,653	403,018
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	16,296	251,398
Administrative expenses	801	-
Total Deductions	17,097	251,398
Net increase prior to transfers	35,556	151,620
Transfer from Kimberly-Clark Corporation Retirement Contribution Plan	-	365,607
Transfers to Kimberly Clark Corporation 401(k) & Profit Sharing Plan	(1,977,883)	-
Total Transfers	(1,977,883)	365,607
Net (Decrease) Increase	(1,942,327)	517,227
Net Assets Available for Benefits		
Beginning of Year	2,248,307	1,731,080
End of Year	$ 305,980	$2,248,307

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Dollars in thousands)

1. DESCRIPTION OF PLAN

The following brief description of the Kimberly-Clark Corporation 401(k) & Retirement Contribution Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: Until December 31, 2009 (Date of Merger), the Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan, participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust ("Master Trust") for investment and administrative purposes. As of the end of the day on December 31, 2009, the Retirement Contribution Plan was merged into the Incentive Investment Plan to form a single plan. A resolution by Kimberly-Clark Corporation dated April 17, 2009 established the merger effective date to be December 31, 2009. Effective January 1, 2010 the merged Incentive Investment Plan was amended and restated as the Plan, and the applicable assets were transferred to the Kimberly-Clark Corporation 401(k) & Profit Sharing Plan ("PSP") or remained in the Plan dependent upon participant eligibility. The assets of the Plan are held with The Northern Trust Company ("Trustee").

The Plan is a defined contribution plan covering eligible employees of Kimberly-Clark Corporation (the "Corporation"), and its participating subsidiaries. Effective September 1, 1994, the Incentive Investment Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"). The Plan is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Hourly union employees at certain units of Kimberly-Clark Corporation and its participating U.S. subsidiaries (collectively, the "Employer") are eligible to participate in the Plan. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the Plan from time to time.

Contributions: An eligible employee who is considered non-highly compensated may elect to make contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld ("401(k) contributions"), after-tax contributions, and Roth 401(k) contributions in any combination up to 75% (in whole percentages or flat dollar amounts) of base salary or 20% for highly compensated employees. A non-highly compensated employee is an employee whose prior year annual compensation was $110 or less. Participants that are new hires or re-hires are automatically enrolled in the Plan at a 6% 401(k) contribution rate.

Employer matching contributions are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of seventy-five cents for each dollar contributed by the employee on the first 2% of base pay plus fifty cents for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. All employer matching contributions are invested according to the participants' contribution investment elections. Employer matching contributions and future earnings (losses) on that amount can be reallocated to another investment fund within the Plan.

The Code contains certain limitations on the amount of contributions which can be made to the Plan by and on behalf of a participant. Specifically, there are limitations on 401(k) contributions, after-tax contributions, Roth 401(k) contributions, and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k), after-tax, and Roth 401(k) contributions qualify for employer matching contributions as described above.

The Plan also provides a true-up ("match true-up") of employer matching contributions that ensures participants receive the full employer matching contributions based on the annual amount the participant contributed to the Plan. The contribution is deposited into the participant's account during the first quarter of the following year.

Also, the Employer makes a retirement contribution for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings. These contributions are made monthly.

Employee contributions receivable as of December 31, 2010, presented on the Statement of Net Assets Available for Benefits of $534 includes 401(k) contributions receivable of $496 and after-tax and Roth 401(k) contributions receivable, collectively, of $38. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2010 of $17,491 includes 401(k) contributions of $14,578 and after-tax and Roth 401(k) contributions, collectively, of $2,913.

Employee contributions receivable as of December 31, 2009, presented on the Statement of Net Assets Available for Benefits of $4,901 includes 401(k) contributions receivable of $4,560 and after-tax contributions receivable of $341. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2009 of $87,292 includes 401(k) contributions of $82,124 and after-tax contributions of $5,168.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the employer matching contributions, Plan earnings, and charged with an allocation of Plan losses including expenses.

Investments: All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark Corporation Stock Fund ("K-C Stock Fund"), two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by BlackRock which include the Russell 1000 Value Fund T, Russell 2000 Index Non-Lendable Fund F, U.S. Debt Index Non-Lendable Fund F, Equity Index Non-Lendable Fund F, Russell 1000 Growth Fund T, MSCI EAFE Equity Index Non-Lendable Fund F, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

Vesting: Participants are immediately vested in their 401(k), after-tax, Roth 401(k), and rollover contributions. Vesting in company match and retirement contributions occurs after three years of service.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1 up to a maximum of 50% or $50 of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime +1 interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies. Principal and interest is paid ratably through payroll deductions. A participant may have only one outstanding loan. A loan processing fee of fifty dollars is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or a primary residence loan, which must be repaid within a maximum of ten years.

Distributions: Upon termination of a participant's employment and after three years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching contributions, is distributable in either a lump sum or partial amount per the participant's request. An automatic distribution will occur within 90 days if the participant's balance is $5 or less. If the balance is $1 or less, the distribution will be in the form of cash. If the balance is less than $5 but more than $1, the balance will automatically be rolled over to Millennium Trust, a financial services company serving individuals, where a separate IRA account will be established for the participant. If termination occurs other than as noted above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions to the Plan.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2010 and 2009 were $365 and $4,189, respectively. The December 31, 2009 amount of $4,189 was included in the Plan's investment of the Master Trust.

Withdrawals: A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions, if vested. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, Roth 401(k) contributions and earnings credited in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the Plan for six months following any hardship withdrawal of 401(k) contributions and earnings thereon.

Forfeited Accounts: For the years ended December 31, 2010 and 2009, forfeitures totaled $84 and $691 respectively. The forfeitures are used to offset employer contributions.

Voting of Company Stock: A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

2. ACCOUNTING PRINCIPLES AND PRACTICES

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America for defined contributions benefit plans. The significant accounting policies employed in the preparation of the accompanying financial statements are as follows.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition: All investments are stated at fair value. The fair value of the Corporation's common stock held by the Plan is determined as the last selling price on the last business day of the year, as published by an independent source. The fair value of investments in commingled funds includes collective funds and is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Cash equivalents represent the following: 1) funds held for distributions and transfers in the K-C Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA"). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/ (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Notes Receivable from Participants: Notes receivable from participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.

New Accounting Standards Adopted: The accounting standards initially adopted in the 2010 financial statements are described below.

In February 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update *("ASU") 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements* ("ASU 2010-9"). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. This change alleviates potential conflicts between Subtopic 855-10 and the Securities and Exchange Commission's requirements. ASU 2010-9 is effective for periods ending after June 15, 2010 and was adopted by the Plan.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU No. 2010-06"), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2 measurements, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Effective January 1, 2010, the Plan adopted all ASU No. 2010-06 disclosures required for the plan during 2010. These changes enhanced disclosures but did not have a material impact on the financial statements.

In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* ("ASU No. 2010-25"), provides clarification on how loans to participants should be classified and measured by defined contribution plans. ASU No. 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are exempt from the disclosure requirements about fair value and credit quality. The Plan reclassified the loans on the Statement of Net Assets Available for Benefits as of December 31, 2009 and excluded the loans as of December 31, 2009 from the investment disclosure in Note 5, as required by the ASU.

Administrative Expenses: Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Distributions of Employee Account Balances: Distributions are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $12 and $906 at December 31, 2010 and 2009, respectively.

Transfers out of the Plan: As discussed in Note 1, effective January 1, 2010 the merged assets of the IIP were transferred to the Plan and the PSP. Participant accounts totaling $1,977,445 were then transferred into the PSP. In addition, eligibility can be impacted if a participant changes their employment status to or from hourly union, resulting in a transfer of assets. For the year ended December 31, 2010, the total transfers from the Plan related to employment status change was $438. The total amount of transfers out of the Plan to PSP amounted to $1,977,883 for the year ended December 31, 2010.

3. FAIR VALUE MEASUREMENTS

ASC 820 *Fair Value Measurements and Disclosures* established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with ASU 2010-06, the Plan's disclosures include the classification of investments on the basis of the nature and risk of the investments.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010.

	Fair Value Measurements at December 31, 2010			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	$ 5,054	$ -	$ 5,054	$ -
Fixed Income	108,177	144	108,033	-
Assets Held Directly:	12	-	12	-
US Government & Municipals	6	-	6	-
US Corporate Debt	6	-	6	-
Held through Units of Mutual & Pooled Funds:	108,165	144	108,021	-
US Government & Municipals	-		-	-
US Corporate Debt	104	104	-	-
International Bonds	15	15	-	-
Multi-Sector	108,046	25	108,021	-
Equity	152,603	16,688	135,915	-
Assets Held Directly:	12,968	12,968	-	-
US Equity	12,744	12,744	-	-
International Equity	224	224	-	-
Held through Units of Mutual & Pooled Funds:	139,635	3,720	135,915	-
US Equity	138,443	2,528	135,915	-
International Equity	1,021	1,021	-	-
World Equity	171	171	-	-
Multi-Asset Class	33,630	-	33,630	-
Total	$ 299,464	$ 16,832	$ 282,632	$ -

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009.

	Fair Value Measurements at December 31, 2009			
	Total	**Quoted Prices in Active Markets for Identical Assets (Level**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash Equivalents	$ 45,255	$ -	$ 45,255	$ -
Fixed Income	657,694	4,768	652,926	-
Assets Held Directly:	2,914	-	2,914	-
US Government & Municipals	456	-	456	-
US Corporate Debt	2,458	-	2,458	-
US Securitized	-	-	-	-
International Bonds	-	-	-	-
Held through Units of Mutual & Pooled Funds:	654,780	4,768	650,012	-
US Government & Municipals	1,049	1,049	-	-
US Corporate Debt	3,196	2,755	441	-
International Bonds	313	313	-	-
Multi-Sector	650,222	651	649,571	-
Equity	1,181,079	92,137	1,088,942	-
Assets Held Directly:	45,561	45,561	-	-
US Equity	45,545	45,545	-	-
International Equity	16	16	-	-
Held through Units of Mutual & Pooled Funds:	1,135,518	46,576	1,088,942	-
US Equity	1,118,668	29,726	1,088,942	-
International Equity	13,809	13,809	-	-
World Equity	3,041	3,041	-	-
Multi-Asset Class	329,040	-	329,040	-
Total	$ 2,213,068	$ 96,905	$ 2,116,163	$ -

As of December 31, 2010 and 2009, there were no assets in the Plan with a level 3 fair value determination. In addition, during 2010 and 2009, there were no significant transfers of assets in the Plan among level 1, 2, or 3 fair value determinations.

4. NET ASSET VALUE (NAV) PER SHARE

The following table for December 31, 2010, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Short-term investment funds (a)	$ 719	$ -	Daily	None	Daily
Fixed income funds (b)	108,021	-	Daily	None	Daily
Multi-asset class funds (c)	33,630	-	Daily	None	Daily
Equity index funds (d)	135,915	-	Daily	None	Daily
Total	$ 278,285	$ -			

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Short-term investment funds (a)	$ 20,661	$ -	Daily	None	Daily
Fixed income funds (b)	649,571	-	Daily	None	Daily
Multi-asset class funds (c)	329,040	-	Daily	None	Daily
Equity index funds (d)	1,088,942	-	Daily	None	Daily
Total	$ 2,088,214	$ -			

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Short-term investment fund strategies seek to invest in high-quality, short-term securities which are included in cash and cash equivalents.
(b) Fixed income fund strategies seek to replicate the Barclays Capital Aggregate Bond Index or provide capital preservation and income.
(c) Multi-asset class funds are target date funds that seek to provide a diversified asset allocation consistent with the participants' current stage of life.
(d) Equity index fund strategies seek to replicate the return of an index of a specific financial market, such as the S&P 500 Index or Russell 2000 Index.

5. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2010 and 2009. Investments that represent five percent or more of the Plan's net assets are separately identified.

	2010	2009*
Investments at fair value:		
Cash equivalents	$ 5,054	$ 45,255
Investments at fair value as determined by quoted market price:		
K-C Stock Fund	27,098	456,428
Investments at fair value:		
Collective funds- BlackRock:		
U. S. Debt Index Non-Lendable Fund F	26,294	-
U. S. Debt Market Index Fund K	-	118,964
Equity Index Non-Lendable Fund F	36,931	-
Equity Index Fund T	-	180,421
Russell 1000 Growth Fund T	12,882	138,284
Russell 2000 Index Non-Lendable Fund F	15,902	-
Russell 2000 Index Fund K	-	89,115
MSCI EAFE Equity Index Non-Lendable Fund F	33,461	-
Daily EAFE Equity Index Fund K	-	140,091
LifePath Index 2025 Non-Lendable Fund F	11,636	-
LifePath Index 2025 Fund K	-	114,787
Other	31,635	298,856
Collective funds – Ameriprise:		
Income Fund Z	51,481	266,343
U.S. Government Securities Fund Z	6,206	132,046
Stable Capital Fund Z	20,288	107,450
Other	3,752	24,769
Self-Directed Brokerage Account	16,844	100,259
	267,312	1,711,385
	$ 299,464	$ 2,213,068

*Note that the 2009 investments are reported at the Master Trust level.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,869 and $268,499 during 2010 and 2009, respectively, as follows:

	2010	2009
Investments at fair value as determined by quoted market price:		
K-C stock fund	$ (990)	$ 74,062
Investments at estimated fair value:		
Collective funds - BlackRock	18,432	160,185
Collective funds – Ameriprise	1,518	9,110
	19,950	169,295
Self-directed brokerage account:		
Bonds	3	205
Common stock	4,509	13,560
Preferred stock	2	913
Mutual funds	364	10,190
Limited partnerships	31	224
	4,909	25,092
	$ 23,869	$ 268,449

*Note that the 2009 appreciation represents IIP's portion of 83% at the Master Trust level. The net increase of $287,454 listed on the Statement of Change in Net Assets includes $17,303 of K-C Stock Fund dividends and $1,702 of common stock dividends in the self-directed brokerage account.

6. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010, the Plan held 427,635 shares of the Corporation's common stock at a fair value of $26,958. During the year ended December 31, 2010, 880,127 shares were acquired, 1,273,202 shares were disposed, and 6,340,715 shares were transferred to the PSP.

At December 31, 2009, the Master Trust held 7,161,425 shares of the Corporation's common stock at a fair value of $456,254. During the year ended December 31, 2009, 4,270,000 shares were acquired, and 5,400,372 shares were disposed.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the "IRS") has issued a favorable determination letter dated April 24, 2009. However, the Corporation intends to file a new request for determination letter in 2011 as there have been amendments made to the Plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and the Plan is exempt from income tax under Section 501(a) of the Code. The federal income tax status of participants with respect to the Plan is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. CHANGES TO THE PLAN

During the year ended December 31, 2010, the Plan was amended to (a) remove employer matching contributions from the definition of Roth 401(k) rollover contributions; (b) provide that if a participant does not make an election with respect to a participant's rollover contributions, the rollover contributions will be allocated based on the participant's election on file or if no election on file, then the applicable Target Date Fund; both effective January 1, 2010; (c) reflect a revised contribution schedule for hourly organized participants at the Chester facility, effective April 1, 2010; (d) reflect that effective December 31, 2009, at 11:59 p.m., all eligible active employees, on-leave employees and all other Kimtech participants will cease participation in the RCP Plan and their account balances, loans, beneficiary designations, investment choices and elections will be transferred to the PSP Plan on Monday, January 3, 2011, and to reflect that new employees hired on or after January 1, 2011 at the Kimtech facility will not be eligible for the RCP Plan; (e) state that an employee age 50 or above may continue to make employee contributions up to the limit set forth in Section 402(g) and 414(v) of the Internal Revenue Code of 1986, effective January 1, 2010; (f) reflect the revised contribution schedule for hourly organized participants at the Marinette facility, effective May 1, 2010; (g) reflect the survivor rules for terminated participants who die while performing qualified military service in accordance with changes made by the HEART Act; (h) clarify that a participant performing services in the uniformed services while on active duty for more than 30 days shall be treated as severed from employment and may request a distribution of his 401(k) contributions and Roth 401(k) contributions and any earnings associated with these contributions, all effective January 1, 2010; (h) reflect that effective January 1, 2010 the Kimberly-Clark Corporation Defined Contributions Plan Trust was renamed the Kimberly-Clark Corporation 401(k) and Retirement Contribution Plan Trust and that Northern Trust was appointed as Trustee.

During the year ended December 31, 2009, the Retirement Contribution Plan and Incentive Investment Plan were amended to (a) provide for recovery of overpayments; (b) provide that earnings should include any military differential paid to the participant by the Employer; (c) allow for the waiver of required minimum distributions for the 2009 plan year; all effective January 1, 2009; (d) provide that if the aggregate value of the accounts of any terminated participant exceeds $5, an immediate distribution should not be made without consent of the participant; if the aggregate value of the accounts exceed $1 but is not greater than $5, an immediate distribution would be made as directed or to a specified eligible retirement plan, and if the form of distribution was not selected, the distribution should be made in cash to an IRA selected by the Committee, effective July 1, 2009; (e) state that any hardship distribution is excludable from eligible rollover distributions effective December 18, 2006; (f) provide that an eligible employee shall be deemed to have authorized a reduction in eligible employee's compensation equal to six percent of wages for the plan year to be contributed to before-tax contributions, effective October 14, 2009; (g) eliminate hardship withdrawals to pay expenses incurred as a result of adopting a child; and to make structural living additions to a primary residence or major structural repairs necessary to maintain the value of a primary residence, effective October 14, 2009; (g) discontinue all contributions to the RCP for future plan years effective December 31, 2009 except those in bargaining agreements (excluding Conway hourly union), and these contributions will be made to a newly formed plan; (h) discontinue all contributions to the IIP for future plan years for participants in non-collectively bargained arrangements (except Conway hourly union), and these contributions will be made to a newly formed plan.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010:

		2010
Benefits paid to participants per the financial statements	$	16,296
Add: Benefit payments requested by participants at December 31, 2010		12
Less: Benefit payments requested by participants at December 31, 2009		(906)
Benefits paid to participants per Form 5500	$	15,402

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009, respectively:

	2010	2009
Net assets available for benefits per the financial statements	$ 305,980	$ 2,248,307
Less: Benefit payments requested by participants at December 31, 2010	(12)	(906)
Add/ (Less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	836	(5,538)
Net assets available for benefits per the Form 5500	$ 306,804	$ 2,241,863

The following is a reconciliation of investment income per the financial statements for year ended December 31, 2010:

	2010
Total investment income per the financial statements	$ 25,770
Add: Adjustment from contract value to fair value for fully benefit-responsive investments contracts for 2010	836
Add: Adjustment from contract value to fair value for fully benefit-responsive investments contracts for 2009	5,538
Total investment income per Form 5500	$ 32,144

* * * * * * * * * * * * * *

SUPPLEMENTAL INFORMATION REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION 401(k) & RETIREMENT CONTRIBUTION PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(Dollars in thousands)

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation 401(k) & Retirement Contribution Plan/010

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
The Northern Trust[1]	Cash Equivalents		$ 5,054
Kimberly-Clark Corporation[1]	Stock Fund		27,098
Hewitt[1]	Self-Directed Brokerage Account		16,844
BlackRock	Collective Funds:		
	Russell 1000 Value Fund T		9,641
	Russell 2000 Index Non-Lendable Fund F		15,902
	U. S. Debt Index Non-Lendable Fund F		26,294
	Equity Index Non-Lendable Fund F		36,931
	Russell 1000 Growth Fund T		12,882
	MSCI EAFE Equity Index Non-Lendable Fund F		33,461
	LifePath Index Retirement Non-Lendable Fund F		3,851
	LifePath Index 2015 Non-Lendable Fund F		10,172
	LifePath Index 2025 Non-Lendable Fund F		11,636
	LifePath Index 2035 Non-Lendable Fund F		4,723
	LifePath Index 2045 Non-Lendable Fund F		3,248
			168,741
Ameriprise Trust Company	Collective Funds:		
	U. S. Government Securities Fund Z		6,206
	Money Market Fund Z		3,752
	Stable Capital Fund Z		20,288
	Income Fund Z		51,481
			81,727
Notes receivable from participants			6,275
Total Investments			$ 305,739

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

KIMBERLY-CLARK CORPORATION 401(k) & RETIREMENT CONTRIBUTION PLAN
SPONSOR'S EIN: 39-0394230
PLAN NAME/ NUMBER: KIMBERLY-CLARK CORPORATION 401(K) & RETIREMENT CONTRIBUTION PLAN/ 010

SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2010
(Dollars in Thousands)

		Purchased		Sold/Matured		
Identity of Investment Issuer	Description of Investment	Purchase Price	# of Transactions	Selling Price	Cost of Asset	Net Gain (Loss)
Single Transactions						
BlackRock	U.S. Debt Market Index Fund K		1	$ 118,964	$ 109,221	$ 9,743
BlackRock	Equity Index Fund T		1	180,421	172,190	8,231
BlackRock	Daily EAFE Equity Index Fund K		1	140,091	143,984	(3,893)
BlackRock	LifePath Index 2025 Fund K		1	114,787	117,698	(2,911)

See accompanying report of independent registered public accounting firm.